UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

RDA MICROELECTRONICS, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-34943	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Lily Li Dong

Tel: +86 (21) 5027-1108

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

We are filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the U.S. Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our subsidiaries, may at times contract to manufacture products for which conflict minerals are necessary to their functionality or production. As required by Form SD, we have conducted a good faith reasonable country of origin inquiry regarding the conflict minerals included in the products during the period from January 1, 2013 until December 31, 2013 (the “Reporting Period”) to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, we determined that our conflict minerals did not originate in the Covered Countries.

Rule 13p-1, through Form SD, requires an issuer that determines that the conflict minerals contained in its products did not originate in the Covered Countries to disclose in its Form SD: (a) its determination; and (b) a brief description of the reasonable country of origin inquiry it undertook in making its determination and the results of the inquiry it performed.

Conflict Minerals Country of Origin Determination

As described below, after conducting our reasonable country of origin inquiry regarding the origin of the conflict minerals, we have determined that such conflict minerals did not originate from the Covered Countries.

Reasonable Country of Origin Inquiry

Form SD requires that an issuer’s reasonable country of origin inquiry must be conducted in good faith and reasonably designed to determine whether the issuer’s conflict minerals originated in the Covered Countries, or are from recycled or scrap sources. As described below, in reaching the conflict minerals country of origin determination, we designed and implemented our reasonable country of origin inquiry in accordance with Form SD and the guidance provided by the U.S. Securities and Exchange Commission.

We depend on a number of independent foundries and testing and packaging subcontractors to manufacture, test and package our semiconductors, and we do not purchase the conflict minerals contained in our products directly from smelters, refiners or mines. Therefore, we rely on the country of origin information provided by the foundries and testing and packaging subcontractors we use. We asked all of the foundries and testing and packaging subcontractors we use to complete the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (“EICC-GeSI”), which requires them to provide a list of their smelters and indicate the locations of the mines where the smelters obtained the conflict minerals. We reviewed their responses for completeness, reasonableness and consistency, and followed up with them for corrections and clarifications as needed. Also, we have been in close contact with them regarding the latest developments with respect to conflict mineral regulations, including updates regarding the EICC-GeSI template. In addition, all of the foundries and testing and packaging subcontractors we use have provided us with their signed representation letters, stating that they were taking and would take due diligence within their supply chain to assure that none of the materials supplied to us contains or is manufactured with conflict minerals that originated in the Covered Countries.

Based on the information we have collected, we believe that during the Reporting Period, none of the foundries or testing and packaging subcontractors we use sourced any conflict minerals from the Covered Countries, and the conflict minerals contained in our products did not originate in the Covered Countries.

Website Availability

The contents of this Form SD may be accessed publicly at http://ir.rdamicro.com/.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RDA MICROELECTRONICS, INC.

By	:	/s/ Shuran Wei
Name	:	Shuran Wei
Title	:	Chief Executive Officer

Date: May 30, 2014

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